July 17, 2018

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: Hasbro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Fiscal Quarter Ended April 1, 2018
           Form DEF14A filed April 2, 2018
           File No. 001-06682

Dear Ms. Thomas:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended April 1, 2018

Condensed Notes to Consolidated Financial Statements
General, page 1

1. We note from your discussion in MD&A that in the quarter ended March 31, 2018, you recorded $17.3 million of severance costs related to the reorganization of the company's commercial organization as part of selling, distribution and administration expenses.
      Please revise the notes to your financial statements to include the disclosures required by
      ASC 420-10-50.
(8) Pension and Postretirment Benefits, page 1

2. We note that in February 2018 you approved a resolution to terminate your U.S. defined
 Deborah Thomas
Hasbro, Inc.
July 17, 2018
Page 2
         benefit pension plan and plan to complete settlement within eighteen months. We further note that you remeasured your projected benefit obligation and recorded an additional $35 million of PBO with offsets to AOCI and deferred taxes. In this regard, please clarify your curtailment and settlement accounting including how you considered the guidance in
         ASC 715-30-35 in determining the appropriate accounting treatment for the terminations, settlements and curtailments. Include in your response the sequence you use to account for your settlements and curtailments and tell us if the sequence has been consistently applied when the settlements and curtailments are recognized together.
Form DEF14A filed April 2, 2018

2017 Financial Performance and Key Accomplishments, page 29

3. Please revise pages III and 29 to present reported net earnings prior to adjusted net earnings to avoid undue prominence given to a non-GAAP measure. Please refer to Item
         10(e)(1)(i)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.

FirstName LastNameDeborah Thomas
Comapany NameHasbro, Inc.
                                                              Division of
Corporation Finance
July 17, 2018 Page 2                                          Office of
Transportation and Leisure
FirstName LastName